FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-207677-04

March 7, 2017

Supplement to the Preliminary Prospectus dated March 1, 2017

$919,609,000 (Approximate)

GS Mortgage Securities Trust 2017-GS5
(Central Index Key Number 0001693737)

as Issuing Entity

GS Mortgage Securities Corporation II
(Central Index Key Number 0001004158)

as Depositor

Goldman Sachs Mortgage Company

(Central Index Key Number 0001541502)

as Sponsor and Mortgage Loan Seller

Commercial Mortgage Pass-Through Certificates

Series 2017-GS5

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Goldman, Sachs & Co.
Lead Manager and Sole Bookrunner
Academy Securities	Drexel Hamilton
Co-Managers

The Preliminary Prospectus, dated March 1, 2017 (the “Preliminary Prospectus”), is hereby updated as set forth below. The information in this supplement, dated March 7, 2017 (the “Supplement”), supersedes any contradictory information in the Preliminary Prospectus. Defined terms used in this Supplement but not defined in this Supplement have the meanings given to them in the Preliminary Prospectus. In all other respects, except as modified below, the Preliminary Prospectus remains unmodified.

Structural Update

■	The Offered Certificates include the Class X-C Certificates. The Notional Amount of the Class X-C certificates will be equal to the Certificate Balance of the Class C certificates and will be reduced to the extent that the Certificate Balance of the Class C certificates is reduced by any Realized Loss.
■	The Certificate Summary table under the “Summary of Certificates and Retained Interest” section in the Preliminary Prospectus is hereby updated as follows:

Summary of Certificates and Retained Interest

Certificate Summary

Class	Approximate Initial Certificate Balance or Notional Amount(1)	Approximate Initial Credit Support(6)	Approximate Initial Pass-Through Rate	Pass-Through Rate Description	Assumed Final Distribution Date(2)	Weighted Average Life (Years)(7)	Principal Window(7)
Offered Certificates
Class A-1	$13,770,000	30.000%(6)	[____]%	(3)	October 2021	2.65	04/17 – 10/21
Class A-2	$51,316,000	30.000%(6)	[____]%	(3)	November 2021	4.59	10/21 – 11/21
Class A-3	$248,000,000	30.000%(6)	[____]%	(3)	January 2027	9.66	09/26 – 01/27
Class A-4	$381,598,000	30.000%(6)	[____]%	(3)	February 2027	9.81	01/27 – 02/27
Class A-AB	$28,604,000	30.000%(6)	[____]%	(3)	September 2026	7.16	11/21 – 09/26
Class X-A	$803,366,000(4)	NAP	[____]%	Variable IO(5)	February 2027	NAP	NAP
Class X-B	$72,329,000(4)	NAP	[____]%	Variable IO(5)	March 2027	NAP	NAP
Class A-S	$80,078,000	22.250%(6)	[____]%	(3)	February 2027	9.89	02/27 – 02/27
Class B	$72,329,000	15.250%(6)	[____]%	(3)	March 2027	9.89	02/27 – 03/27
Class C	$43,914,000	11.000%(6)	[____]%	(3)	March 2027	9.97	03/27 – 03/27
Class X-C	$43,914,000(4)	NAP	[____]%	Variable IO(5)	March 2027	NAP	NAP
Non-Offered Certificates
Class D(8)	$46,497,000	6.500%(6)	[____]%	(3)	March 2027	9.97	03/27 – 03/27
Class X-D(8)	$46,497,000(4)	NAP	[____]%	Variable IO(5)	March 2027	NAP	NAP
Class E(8)	$21,957,000	4.375%(6)	[____]%	(3)	March 2027	9.97	03/27 – 03/27
Class F(8)	$10,333,000	3.375%(6)	[____]%	(3)	March 2027	9.97	03/27 – 03/27
Class G(8)	$34,873,240	0.000%(6)	[____]%	(3)	March 2027	9.97	03/27 – 03/27
Class R(9)	NAP	NAP	NAP	NAP	NAP	NAP	NAP

(1)	Approximate, subject to a permitted variance of plus or minus 5%. In addition, the notional amount of each class of Class X certificates may vary depending upon the final pricing of the classes of certificates whose certificate balances comprise such notional amount and, if as a result of such pricing the pass-through rate of such class of Class X certificates would be equal to zero, such Class X certificates may not be issued on the closing date.
(2)	The assumed final distribution dates set forth in the Preliminary Prospectus have been determined on the basis of the assumptions described in “Description of the Certificates—Assumed Final Distribution Date; Rated Final Distribution Date” in the Preliminary Prospectus.
(3)	The pass-through rates of the Class A-1, Class A-2, Class A-3, Class A-4, Class A-AB, Class A-S, Class B, Class C, Class D, Class E, Class F and Class G certificates for each distribution date will each generally be a per annum rate equal to one of (i) a fixed rate, (ii) the weighted average of the net mortgage interest rates on the mortgage loans (in each case, adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months) as of their respective due dates in the month preceding the month in which the related distribution date occurs, (iii) the lesser of a specified pass-through rate and the rate described in clause (ii), or (iv) the rate described in clause (ii) less a specified percentage.
(4)	The Class X-A, Class X-B, Class X-C and Class X-D certificates, sometimes collectively referred to as the “Class X certificates”, will not have certificate balances and will not be entitled to receive distributions of principal. Interest will accrue on the Class X-A, Class X-B, Class X-C and Class X-D certificates at their respective pass-through rates based upon their respective notional amounts. The notional amount of each Class X certificate will be equal to the aggregate certificate balance of the related class(es) of certificates (the “related Class X class”) indicated below:
Class	Related Class X Class
Class X-A	Class A-1, Class A-2, Class, A-3, Class A-4, Class A-AB and Class A-S certificates
Class X-B	Class B certificates
Class X-C	Class C certificates
Class X-D	Class D certificates
(5)	The pass-through rate of each Class X certificate for any distribution date will equal the excess, if any, of (i) the weighted average of the net mortgage interest rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months), over (ii) the pass-through rate (or the weighted average of the pass-through rates, if applicable) of the related class X class(es) for that distribution date. See “Description of the Certificates—Distributions—Pass-Through Rates” in the Preliminary Prospectus.
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(6)	The initial credit support percentages set forth for the certificates are approximate and, for the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-AB certificates, are represented in the aggregate. The retained interest provides credit support only to the limited extent that it is allocated a portion of any losses incurred on the mortgage loans, which such losses are allocated between it, on the one hand, and the certificates, on the other hand, as described in “Credit Risk Retention” in the Preliminary Prospectus.
(7)	The weighted average life and period during which distributions of principal would be received as set forth in the foregoing table with respect to each class of certificates having a certificate balance are based on the assumptions set forth under “Yield, Prepayment and Maturity Considerations—Weighted Average Life” in the Preliminary Prospectus and on the assumptions that there are no prepayments, modifications or losses in respect of the mortgage loans and that there are no extensions or forbearances of maturity dates of the mortgage loans.
(8)	The initial certificate balance of each of the Class D, Class E, Class F and Class G certificates and the notional amount of the Class X-D certificates are subject to change based on final pricing of all certificates and the final determination of the Class E, Class F and Class G certificates (collectively, the “HRR Certificates”) that will be retained by the retaining third-party purchaser as part of the sponsor’s satisfaction of its U.S. risk retention requirements. For more information regarding the methodology and key inputs and assumptions used to determine the sizing of the HRR Certificates, see “Credit Risk Retention” in the Preliminary Prospectus.
(9)	The Class R certificates will not have a certificate balance, notional amount, pass-through rate, rating or rated final distribution date. The Class R certificates will represent the residual interests in each of two separate REMICs, as further described in the Preliminary Prospectus. The Class R certificates will not be entitled to distributions of principal or interest.

■ The “Summary of Terms—Offered Certificates—Distributions—Amount and Order of Distributions on the Certificates” section in the Preliminary Prospectus is hereby updated as follows:

B. Amount and Order of Distributions on the Certificates

On each distribution date, funds available for distribution to the certificates, net of any yield maintenance charges and prepayment premiums, will be distributed in the following amounts and order of priority:

First, to the Class A-1, Class A-2, Class A-3, Class A-4, Class A-AB, Class X-A and Class X-B certificates, in respect of interest, up to an amount equal to, and pro rata in accordance with, the interest entitlements for those classes;

Second, to the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-AB certificates, to the extent of funds available for distribution of principal, in reduction of the then-outstanding certificate balances of those classes, in the following priority:

(A)       to the Class A-AB certificates until their certificate balance has been reduced to the Class A-AB scheduled principal balance set forth on Annex E to the Preliminary Prospectus for the relevant distribution date;

(B)       to the Class A-1 certificates until their certificate balance has been reduced to zero, all remaining funds available for distribution of principal remaining after the distributions pursuant to clause (A) above;

(C)       to the Class A-2 certificates until their certificate balance has been reduced to zero, all remaining funds available for distribution of principal remaining after the distributions pursuant to clauses (A) and (B) above;

(D)       to the Class A-3 certificates until their certificate balance has been reduced to zero, all remaining funds available for distribution of principal remaining after the distributions pursuant to clauses (A) through (C) above;

(E)       to the Class A-4 certificates until their certificate balance has been reduced to zero, all remaining funds available for distribution of principal remaining after the distributions pursuant to clauses (A) through (D) above; and

(F)       to the Class A-AB certificates until their certificate balance has been reduced to zero, without regard to the Class A-AB scheduled principal balance, all remaining funds available for distribution of principal remaining after the distributions pursuant to clauses (A) through (E) above.

However, if the certificate balances of each class of certificates other than the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-AB certificates have been reduced to zero, funds available for distributions of principal will be distributed to the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-AB certificates,

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pro rata, based on their respective certificate balances and without regard to the Class A-AB scheduled principal balance.

Third, to the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-AB certificates, up to an amount equal to, and pro rata based upon, the aggregate unreimbursed losses on the mortgage loans previously allocated to each such class, plus interest on that amount at the pass-through rate for such class;

Fourth, to the Class A-S certificates as follows: (a) to interest on the Class A-S certificates in the amount of their interest entitlement; (b) to the extent of funds available for distributions of principal remaining after distributions in respect of principal to each class with a higher priority (in this case, the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-AB certificates), to the Class A-S certificates until their certificate balance has been reduced to zero; and (c) to reimburse the Class A-S certificates for any previously unreimbursed losses on the mortgage loans that were previously allocated to those certificates, together with interest;

Fifth, to the Class B certificates as follows: (a) to interest on the Class B certificates in the amount of its interest entitlement; (b) to the extent of funds available for distributions of principal remaining after distributions in respect of principal to each class with a higher priority (in this case, the Class A-1, Class A-2, Class A-3, Class A-4, Class A-AB and Class A-S certificates), to the Class B certificates until their certificate balance has been reduced to zero; and (c) to reimburse the Class B certificates for any previously unreimbursed losses on the mortgage loans that were previously allocated to those certificates, together with interest;

Sixth, to the Class C and Class X-C certificates as follows: (a) to interest on the Class C and Class X-C certificates in the amount of, and pro rata in accordance with, their respective interest entitlements; (b) to the extent of funds available for distributions of principal remaining after distributions in respect of principal to each class with a higher priority (in this case, the Class A-1, Class A-2, Class A-3, Class A-4, Class A-AB, Class A-S and Class B certificates), to the Class C certificates until their certificate balance has been reduced to zero; and (c) to reimburse the Class C certificates for any previously unreimbursed losses on the mortgage loans that were previously allocated to those certificates, together with interest;

Seventh, to the non-offered certificates, in the amounts and order of priority described in “Description of the Certificates—Distributions—Priority of Distributions” in the Preliminary Prospectus.

■ The Class X-C certificates will not be entitled to any prepayment premiums or yield maintenance charges.

■ The yield to maturity of the Class X-C certificates will be highly sensitive to the rate and timing of reductions made to the Certificate Balance of the Class C certificates, including by reason of prepayments and principal losses on the Mortgage Loans and other factors described under “Yield, Prepayment and Maturity Considerations” in the Preliminary Prospectus.

Any optional termination by the holders of the Controlling Class, the special servicer, the master servicer or the holders of the Class R certificates would result in prepayment in full of the Offered Certificates and would have an adverse effect on the yield of the Class X-C certificates because a termination would have an effect similar to a principal prepayment in full of the Mortgage Loans and, as a result, investors in these certificates and any other Offered Certificates purchased at premium might not fully recoup their initial investment. See “Pooling and Servicing Agreement—Termination; Retirement of Certificates” in the Preliminary Prospectus.

Investors in the Class X-C certificates should fully consider the associated risks, including the risk that an extremely rapid rate of prepayment or other liquidation of the Mortgage Loans could result in the failure of such investors to recoup fully their initial investments.

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